Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of SDCL EDGE Acquisition Corporation (the “Company”) on Amendment #3 to Form S-1 [File No. 333-254238] of our report dated March 12, 2021, except Note 9, as to which the dates are May 13, 2021 and July 16, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of the Company as of February 23, 2021 and for the period from February 16, 2021 (inception) through February 23, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

July 16, 2021